# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EnLink Midstream, LLC, CIK 0001592000
CUSIP: 29336T100
Title of class of securities: Common Units
Address of issuer's principal executive offices: 1722 ROUTH STREET, SUITE 1300, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001213900-24-087890
Filed by CIK 0001039684
Persons authorized to receive notices and communications: ONEOK, Inc., Attention: Walter S. Hulse, III, 100 W. Fifth Street, Tulsa, Oklahoma (OK), 74103, (918) 588-7000

## Reporting persons
- ONEOK, INC. (CIK 0001039684): type of reporting person: corporation (CO); citizenship or place of organization: Oklahoma (OK); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: EnLink Midstream, LLC
Address of issuer's principal executive offices: 1722 ROUTH STREET, SUITE 1300, DALLAS, Texas (TX), 75201
Comment:
Explanatory Note.

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Schedule 13D originally filed by ONEOK, Inc., an Oklahoma corporation ("ONEOK" or the "Reporting Person"), with the Securities and Exchange Commission, on October 15, 2024 (the "Original Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Person on November 24, 2024 (together with the Original Schedule 13D, the "Schedule 13D"), relating to the common units representing limited liability company interests (the "EnLink Units") of EnLink Midstream, LLC, a Delaware limited liability company (the "Issuer" or "EnLink"). Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On January 31, 2025, pursuant to the Merger Agreement, at the First Merger Effective Time, each EnLink Unit issued and outstanding as of immediately prior to the First Merger Effective Time (except for EnLink Units that were owned immediately prior to the First Merger Effective Time by ONEOK) was converted into the right to receive 0.1412 shares of ONEOK Common Stock. Promptly thereafter, pursuant to the Second Merger, the Issuer merged with and into Merger Sub II, with the separate limited liability company existence of the Issuer ceasing and Merger Sub II surviving the Second Merger as a direct wholly owned subsidiary of ONEOK.

Following the consummation of the Merger Transaction, the EnLink Units ceased to be listed on the New York Stock Exchange and Merger Sub II (as successor in interest to the Issuer) intends to file with the SEC a certification and notice of termination of registration on Form 15 with respect to the EnLink Units, requesting that the EnLink Units be deregistered under Section 12(g) of the Act and that the reporting obligations with respect to the EnLink Units under Sections 13(a) and 15(d) of the Act be suspended. As a result of the Second Merger, the Issuer's separate limited liability company existence ceased, and the Reporting Person does not beneficially own any EnLink Units or have any voting power or dispositive power over any EnLink Units.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment No. 2 are incorporated by reference herein. As a result of the Second Merger, as described in Item 4, the Reporting Person no longer beneficially owns any securities of the Issuer nor has sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an "exit" filing for the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The response of the Reporting Person to rows 7 through 13 on the cover page of this Amendment No. 2 are incorporated by reference herein. As a result of the Second Merger, as described in Item 4, the Reporting Person no longer beneficially owns any securities of the Issuer nor has sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Issuer, and the filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an "exit" filing for the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 2, the Reporting Person has not effected any transactions in EnLink Units of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of January 31, 2025 and as a result of the Second Merger, the Reporting Person ceased to beneficially own more than 5% of the outstanding EnLink Units.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by adding the following to the end thereof:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference herein.

## Signatures
- ONEOK, INC.: /s/ Walter S. Hulse III, Walter S. Hulse III / Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development (01/31/2025)